www.lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

VIA EDGAR
October 19, 2010
Ms. Vanessa Robertson
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eli Lilly and Company File Number 001-06351
Dear Ms. Robertson:
We are in receipt of your letter dated October 13, 2010. Confirming your voicemail on October 18, 2010, we will respond via conference call by November 10, 2010 due to competing priorities. In addition, I will have my administrative assistant, Jan Fletcher, contact you for available time to set up a conference call.
If you have any questions, please feel free to call me at 317-276-2024.
Sincerely,
ELI LILLY AND COMPANY
/s/ Arnold C. Hanish

Arnold C. Hanish
Vice President, Finance, and
  Chief Accounting Officer
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